

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

March 10, 2011

Mr. Joseph Kennedy
Pandora Media, Inc.
2101 Webster Street, Suite 1650
Oakland, Calif. 94612

Re: **Pandora Media, Inc.**
Registration Statement on Form S-1
Filed on February 11, 2011
File No. 333-172215

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please confirm that the artwork on the inside front and inside back cover pages of the prospectus is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

3. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

4. We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. We note, by way of example only, the Ando Media report cited on page 1, and the various industry and market reports referenced on pages 36 and 37.

5. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Summary, page 1

6. In order to provide greater balance to your summary, highlight that:

    - In addition to your net loss of $16.8 million and $0.3 million in fiscal year 2010 and the nine months ended October 31, 2010, respectively, you expect to continue to incur operating loss on an annual basis through at least the end of fiscal year 2012, as stated on page 45;
    - You currently operate under a business plan strongly reliant on lobbied concessions and federal court and federal agency consent decrees and settlements, setting reduced royalty and licensing rates that expire in 2015 and that ordinary rates, not subject to such extraordinary measures, to which you may be subject upon the expiration of these exceptions make your current business plan unsustainable, as discussed in your risk factors on page 15 and 16; and
    - the percentage of the advertising market allocated to advertising on mobile

devices, a concentrated growth segment of yours, is lower than online advertising, including quantitative statements regarding same as more generically discussed on page 12.

Listener Growth, page 4

7. Please revise to indicate that "Listener Hours" and "Registered Users" are defined at footnotes 3 and 4 on page 43, as opposed to footnotes 1 and 2. In the alternative, please revise to include these brief definitions here.

Risk Factors, page 11

8. Instead of using generic phrases such as "our results of operations will be affected adversely" to describe the risks' effects, as you do, for example, in "We are and will continue to be faced with many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition," on page 14, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your "prospects, results of operations and financial condition could be adversely affected" if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

The market for advertising on mobile devices…, page 12

9. We note that your number of listener hours on mobile devices has surpassed listener hours on traditional computers and that you expect that this trend will continue and is likely to accelerate. Please expand your disclosure to include the rates of increase during relevant timeframes, explaining why such timeframes are relevant to the analysis, at which your listener hours on mobile devices surpassed listener hours on traditional computers. Disclose and explain your trend expectations for acceleration of mobile device listeners. We note your disclosure on page 70 that in January 2011 more than 50% of all listener hours streamed from Pandora service were delivered to a mobile device.

10. Disclose the percentage of the advertising market allocated to advertising on mobile devices; we note that it is lower than online advertising. Further explain your efforts taken toward generating revenue from advertising that targets your listeners who use mobile devices and explain in what ways it has not been as effective as generating revenues from advertising from your traditional computer listeners. Explain your plans to increase your effectiveness in generating revenue from advertising that targets your listeners who use mobile devices.

11. Discuss special considerations you may have as to your ability to effectively monetize mobile listenership that may not be listed here, including, but not limited to your integration into automobiles. We note your statement on page 70 that your near-term focus is building out distribution in the automobile because the automobile is the primary radio listening location for most adults, according to the Radio Advertising Bureau. Discuss, in quantitative and qualitative terms your "working with automobile manufacturers and their suppliers to seamlessly integrate the Pandora service into their automobiles via technologies that link to smartphones," stated on page 70.

Our independent registered public accounting firm has advise us that…, page 19

12. Please revise, if possible, to provide an estimate of the costs associated with your becoming a public company.

Our independent registered public accounting firm has advised us that it has…, page 19

13. In light of your disclosure on page 20 regarding the recommendation of your auditors that you formalize examination of closing period revenue and expenses cut-off procedures and formalize accounting evaluation of non-routine judgments and estimates, tell us how you have been able to assure yourselves that the unaudited financial statements for the nine months ended October 31, 2009 and 2010 are fairly presented.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed., page 21

14. Please revise to identify the key personnel upon whom you rely.

Investors purchasing common stock in this offering will experience immediate and substantial dilution., page 35

15. Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options and warrants.

Management's Discussion and Analysis, page 44

Overview, page 44

16. Please refer to the last sentences of paragraphs two and three. Disclose the number of active users of your mobile version service and discuss how you use this data to evaluate your current and future results of operations or tell us why such disclosure

and discussion are not useful to your investors. We note your disclosures on page 78 that you use automated data collection technology.

17. Expand management's discussion and analysis in quantitative and qualitative terms regarding the new challenges you face for establishing a robust advertising model optimized for connected devices. We note your statement on page 45 and the risk factor on page 12 regarding the same, but you do not discuss your prospective plans for addressing this issue, including how you expect to generate revenue from advertising that targets your listeners who use mobile devices as effectively as you have for your traditional computer listeners. You should discuss the rates of trends you have observed to date on both advertising revenue and listeners attributable to mobile devices and your projections for same.

Key Metrics, page 46

18. Explain how you deliver your online adds "provided" by Google through your service and how "Google sources" you with advertising customers through ad exchanges. You should discuss your arrangements with Google, and special considerations regarding your relationship with Google, which is also a competitor for advertising. You should integrate the Google discussion here with your discussion of Google on page 72, and include an explanation as to how Google could determine "that [you] have violated a third-party's rights. Discuss how potential third-party challenges to your "non-interactive" status relate to the ability of Google to make this determination. Provide management's discussion and analysis of the effect of Google's ability to "terminate its cost-per-click arrangements" with you before the expiration of your agreements. Further, state the expiration of such agreements here.

19. We note your statement at the end of this section that, "many registered users may not use our service actively. We believe that, while imperfect, our number of registered users is indicative of the growth of awareness of Pandora." Please advise us, with a view towards disclosure, whether you have the ability to track active users as compared to registered users, or anticipate developing the ability to do so going forward, so as to have a more accurate indicator of the number of listeners actually using your product.

Costs and Expenses, page 47

General and Administrative, page 47

20. Discuss, and quantify, how the company becoming a public company, particularly Section 404 of the Sarbanes-Oxley Act has impacted, and is expected to impact, the

company's general and administrative expenses.

Our Indebtedness, page 56

21. Please revise to indicate whether or not you are currently in compliance with the specified asset coverage ratio of your credit facility. Please similarly revise on page 57 to state your compliance with the various covenants of your Equipment Financing Line.

Liquidity and Capital Resources, page 56
Critical Accounting Policies and Estimates, page 59

22. We note that your accounts receivable seem to be outstanding for more than three months. Tell us in detail why your accounts receivable are outstanding for so long. We note your disclosure on page 60 regarding your policy regarding the provision for doubtful accounts that seems to focus on bankrupt customers and customers that have breached their payment terms. Tell us how you proactively reserve for doubtful accounts before bankruptcy or breach of payment based on some type of probability analysis based on historical experience as well as other factors. Please expand your disclosure in the above as well as the footnotes.

Contractual Obligations and Commitments, page 59

23. Please revise to indicate why you determined to omit the potential payments of $68.2 million for the outstanding shares of your redeemable convertible preferred stock, redeemable in 2015.

Stock Option Grants and Common Stock Valuations, pages 61-63

24. For your stock options granted on October and December 2010 and January and February 2011, please revise to disclose in more detail how you considered the occurrence of events that should have had a positive impact on the price of your stock including the 2010 third quarter revenues and income from operations, listener hours and registered users.

25. Disclose the reason you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

26. Discuss each significant factor contributing to the difference between and among the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price.

What We Do, page 66
Who We Are, page 66

27. It is clear from disclosure throughout your document that expansion in future automotive sound systems is an important part of your business model and also that the automotive application for your services has significant challenges as to the ability to place advertising at a profitable rate. In quantitative terms, discuss your current and future initiatives and plans to "integrate" the Pandora service in this way.

28. We note that your subscription service, Pandora One, has different rates at which you pay royalties and licensing fees under the different agreements. Please discuss whether there are any special considerations regarding Pandora One and any potential compromise of the "non-interactive" status you believe you maintain. You should identify any special challenges this upgraded service presents to your concessions, settlements, consents, other arrangements and potential rate court rulings.

29. Specifically discuss your plans to "invest heavily in" your operations to support anticipated future growth, as stated on page 67 and elsewhere.

Content, Copyrights & Royalties, page 76

Music Licensing, page 76

30. Please amend this disclosure to substantially expand management's discussion of historical and prospective analysis for your financial condition and results of operations with particular emphasis on your prospects for the future, beyond the 2015 expiration date of the various concessions, settlement agreements and consent decrees discussed herein. Your analysis should include consideration of the historical rates you would have been made to pay for the royalty and licensing agreements that strongly influence your business operations, in the absence of your lobbying and legal efforts, as a point of comparison to what those rates may be in 2015. Further discuss your plan of action, and any current arrangements, agreements understandings, written, verbal or otherwise with any party, including projections, regarding the payments of royalty and licensing agreements you will make on a prospective basis. You should include prospective information about the impact of legal fees, lobbying and other initiatives on your financial condition and results of operations. We note that all of these may be very costly to you; please quantify these costs to the extent practicable.

31. Disclose management's analysis as to how the public company status and potential

increased profitability may affect the price of royalty and licensing arrangements, including prospects of any future lobbying efforts, settlement agreements, court actions and consent decrees and rate courts.

32. Discuss in detail why you are not an "interactive service" as defined in the U.S. Copyright Act, beyond your disclosure that you are not allowed to stream a particular song "on-demand" and are otherwise obliged to limit the ways in which you stream music to listeners. Include the special challenges you face to maintain this status, what aspects of your product and business model threaten this designation and put you at risk for renegotiated royalty and licensing rates. We note your disclosure regarding restricting the number of songs that are played on a particular station from a particular artist or album within certain periods on page 76 and page 77. We also note your goal to provide a "personalized one-to-one radio listening experience," on page 67. Explain how you balance these demands.

Why Our Advertisers Choose Pandora, page 69

Pandora Tomorrow, page 69

33. Disclose in more detail the challenges you face and management's discussion and analysis of how to continue to develop advertising products that are compelling for your advertisers without compromising the music experience for your listeners, as stated on page 70. For example, you should explain your statement that "an ad may allow the advertiser to create a custom radio station using dimensions that are central to an advertiser's brand." Further, discuss how you intend to implement such products as including "an ad [that] may be triggered by a specific listener even such as skipping a song" without compromising your listener base.

34. Disclose all known trends, events and uncertainties regarding legislation and changes thereto relating to performance royalties applicable to commercial webcasters and your business, that are reasonably expected to have material effects. We note your reference to no guarantee that such legislation will not change on page 77.

Expand to Other Geographies, page 70

35. Discuss your long term goal in quantitative terms, including how you are "working to obtain the appropriate rights with economics that work for [you]" and how many years you expect the process for securing license rights will require.

Base Salaries, page 89

36. Please revise to identify the specific factors considered when setting the base salaries

for the named executive officers in 2011. Explain how each person's experience, skills, knowledge and responsibilities figured into the calculation of each named executive officer's base pay for that year, as well as how the market surveys and general compensation trends in the industry factored into the decision.

Cash Incentive Payments, page 91

37. Please revise to quantify the specific target levels for each of the performance criteria you discuss with respect to Mr. Trimble's incentive payments during fiscal 2011. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with a detailed analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Principal and Selling Stockholders, page 104

38. Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please revise to identify any selling stockholders that are broker-dealers and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

39. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Supplementally, please identify each selling shareholder that is an affiliate of a broker-dealer. Tell us whether those holders purchased the shares being registered in the ordinary course of business and whether the holder had any agreement or understanding at the time of purchase, directly or indirectly, with any person to distribute the shares. If so, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.

40. Please revise to disclose the person or persons having voting and/or dispositive power over the shares held by Labrador Ventures V-B, LP, and the Hearst Corporation.

Financial Statements

Statements of Operations, page F-4

41. We note your disclosure in Note 10 on page F-29. Please present the omitted information on the face of the Statements of Operations.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share, page F-8

42. Tell us why you have not presented the impact of dividends in the pro forma stockholders' equity or the pro forma net income (loss) per share.

Revenue Recognition

Advertising Revenue, page F-10

43. Please tell us in detail how you measure the clicks on advertisements. Tell us about the performance criteria that have to be met before you recognize revenue. Tell us about the provisions that are made by you or your advertisers to identify fraudulent clicks and the remedies that are taken by all parties. Please also expand your discussion on page 60 in Critical Accounting Policies and Estimates.

9. Redeemable Convertible Preferred Stock, page F-27

44. We note the reduction in the conversion prices for the Series D and E shares. Please tell us how you followed the guidance in ASC 815-10 and ASC 815-40.

10. Loss per Share, page F-30

45. We note the reversal of dividends on redeemable convertible preferred stock. Please tell us your rationale under the accounting literature for your financial reporting.

13. Subsequent Events (unaudited)

Stock Options, page F-33

46. Please revise to disclose for each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value, if any, per option. We note your disclosure on page F-34.

Part II

Recent Sales of Unregistered Securities

47. Please revise to indicate the consideration for which you issued 50,000 shares of common stock as compensation to a consultant on July 21, 2010. Please refer to Item 701(c) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Martin A. Wellington, Esq.
      Via facsimile, 650-752-3618